EXHIBIT 99.1

Osisko Development Announces Results of Shareholders' Meeting

MONTREAL, May 07, 2025 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces the results of its annual and special meeting of shareholders of the Company (the "Meeting") held on May 7, 2025. A total of 80,489,188 common shares were voted at the Meeting, representing approximately 58.9% of the total issued and outstanding common shares of the Company as of the record date of the Meeting. A summary of the results for the items voted at the Meeting are as follows:

1. Election of Directors

Each of the directors listed as nominees in Osisko Development's Management Information Circular (the "MIC") dated March 26, 2025, was elected to the board of directors of the Company to serve for the ensuing year or until their successors are duly elected or appointed, with the following results:

Resolution #1 Name of Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Sean Roosen	71,698,457	97.78%	1,628,245	2.22%
Charles E. Page	71,853,654	97.99%	1,473,048	2.01%
Michèle McCarthy	71,745,026	97.84%	1,581,676	2.16%
Duncan Middlemiss	71,807,497	97.93%	1,519,205	2.07%
David Danziger	71,781,345	97.89%	1,545,357	2.11%
Stephen Quin	71,670,048	97.74%	1,656,654	2.26%

2. Appointment of Auditor

PricewaterhouseCoopers LLP was re-appointed as the Company's independent auditor and the directors were authorized to fix the auditor's remuneration for the ensuing year, with the following results:

Resolution #2 Name of Auditor	Votes For	% Votes For	Votes Withheld	% Votes Withheld
PricewaterhouseCoopers LLP	66,204,156	82.27%	14,269,907	17.73%

3. Approval of the Omnibus Plan

The ordinary resolution to approve the adoption of the Company's omnibus equity incentive plan ("Omnibus Plan") as outlined in the MIC dated March 26, 2025, was passed, with the following results:

Resolution #3	Votes For	% Votes For	Votes Against	% Votes Against
Omnibus Plan	63,436,273	86.51%	9,890,429	13.49%

The ordinary resolutions for the adoption of the Company's existing stock option and restricted share unit plans (together, the "Existing Plans"), as described in the MIC, were not voted on at the Meeting as the resolution for the Omnibus Plan was approved, which supersedes the Existing Plans.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.